

July 25, 2012

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re:** **HSBC Holdings plc**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-14930**

Dear Mr. Mackay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Report of the Directors: Overview, page 2

Group Chief Executive's Business Review, page 7

1. You report a measure of RoRWA that adjusts for negative returns on the US consumer finance business and legacy credit in Global Banking and Markets in the fifth bullet on page 8. You also report a measure of loan impairment charges and other credit risk provisions as a percentage of net operating income that excludes "the effect of fair value movements in respect of credit spread and on own debt and before loan impairment charges and other credit risk provisions" on page 27. These appear to be non-GAAP

measures as defined by Item 10(e) of Regulation S-K. Please advise, or revise your
future filings to provide the required non-GAAP reconciliation and related disclosures.

Risk, page 12

Risks related to our business, page 12g

Any reduction in the credit rating assigned to HSBC Holdings…, page 12h

2. Please expand your disclosure in this risk factor to quantify the likely effect a one and
   two notch downgrade in credit rating would have on your borrowing costs and your
   collateral obligations under derivative contracts.

Average balance sheet, page 36a

3. Please revise your future filings to discuss how you have presented non-accruing loans
   and deferred fees for the purposes of this disclosure. Refer to Instructions 1 and 3 of Item
   I of Industry Guide 3.

Analysis of changes in net interest income and net interest expense, page 36h

4. Please revise your future filings to disclose your policy for allocating changes due to both
   volume and rate. Refer to Item IC of Industry Guide 3.

Short-term borrowings, page 36k

5. We note that the average amount outstanding for your securities sold under agreements to
   purchase is 76% higher than the balance outstanding at December 31, 2011. Please
   expand your disclosure in future filings to discuss the drivers behind the large difference
   between the period end balance and the average amount outstanding during the period.

Critical accounting policies, page 38

Goodwill Impairment, page 39

6. Please clarify whether the carrying value of your CGUs is based upon a capital allocation
   model, or whether the specific assets and liabilities of each CGU are determined in order
   to arrive at the carrying value of the CGU. To the extent that you use a capital allocation
   model to serve as a proxy for the carrying value of your CGUs, please revise your future
   filings to disclose how the capital assigned to each CGU is determined. For example,
   please discuss the basis for allocation and whether the sum of the capital assigned to each
   CGU is equal to your total consolidated capital.

Renegotiated Loans and Forbearance, page 129

7. We note that you classify loans as renegotiated when you have modified the contractual terms because you have significant concerns about the borrower's ability to meet contractual payments when due, which is the same as forbearance. Please address the following in future filings:

- Your criterion for identifying modified loans as renegotiated loans appears to differ somewhat from that included in paragraph 59(c) of IAS 39. Please revise your disclosure to discuss how this policy materially complies with the guidance in that paragraph for the purposes of identifying renegotiated loans as impaired.

- Revise your disclosure to discuss the specific factors considered when determining that there is a "significant concern" regarding a borrower's ability to pay. Discuss how these factors are consistent with a determination of impairment using the criteria in paragraph 59(c) of IAS 39.

- Discuss whether you have modified loans that are not considered renegotiated or impaired based on your criterion of "significant concern". If so, revise future filings to discuss how you concluded that these loans should not be classified as such and disclose the balance of these loans for each period presented.

- Please clarify the disclosure where you indicate that in assessing the acceptability of renegotiated loans, you consider the ability to service interest as a minimum and reduce capital payments as available. For example, does that mean that in deciding whether to renegotiate a loan, you would approve the request even though you have doubt as to the borrower's ability to service the principal under the renegotiated terms?

- Tell us why the balance of renegotiated loans increased from $35 billion as of December 31, 2010 per your disclosure on page 113 of your 2010 Form 20-F to $48.2 billion as of December 31, 2010 per your disclosure on page 130 of your 2011 Form 20-F. In this regard, we note your description of a renegotiated loan in your 2010 Form 20-F is one whose terms have been renegotiated and are treated as up-to-date loans for measurement once the specified number and/or amount of qualifying payments required under the new arrangement have been received versus a loan whose contractual payment terms have been modified because you have significant concerns about the borrower's ability to meet the contractual terms when due based on your disclosure in your 2011 Form 20-F. Please discuss the drivers of the change in your definition and the factors that caused the balance to increase by 38% from the amount previously disclosed.

- You disclose on page 132 that you may provide multiple concessions (renegotiations) within a certain time frame if borrowers meet certain criteria. Please disclose how you consider multiple concessions for one borrower when determining if modifications were performed because of significant concern that the borrower would not be able to pay according to their contractual terms. Discuss how you consider these multiple modifications within the allowance for loan losses and disclose the percentage of your borrowers that have renegotiated loans that have been offered multiple renegotiations.

- In regards to situations where the borrower's loan may be renegotiated on multiple occasions, please clarify whether you would classify the loan as "impaired" at the time of each new renegotiation, even though the "impaired" designated may have been previously removed due to a history of payment after the original modification.

- You disclose on page 132 that borrowers must generally make two minimum qualifying monthly payments within 60 days to activate a modification. Please clarify whether you would classify the loans as renegotiated during the two month trial period prior to activation. If not, please tell us why not, and provide information about the number of modifications in this two month trial period as of December 31, 2011 and 2010. Additionally, provide us with information on the probability of the modification to become activated based on your historical results.

- Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please tell us and revise HSBC Finance's filings prepared in accordance with US GAAP accordingly.

Impaired loans disclosure, page 133

8. We note your disclosure that you adopted a revised disclosure convention for the presentation of impaired loans and advances. You also appear to have made multiple changes to your method of evaluating impairment losses for impaired loans. For example, you have improved your assumptions related to default and severity rates and also revised your process for identifying impaired loans, which appears to primarily relate to renegotiations. Please revise your future filings to address the following:

- Revise your disclosures on page 132 to discuss the specific factors considered when determining that the changes did not materially affect the impairment allowances recorded by HSBC finance under IFRS. For example, please clarify whether the default and severity assumptions were increased or decreased under your new methodology, and discuss the information you considered in changing the assumptions. Please also describe and expand upon the review you performed that considered the application of the Group's accounting policy for the recognition of impairment allowance. Specifically, discuss whether any policies were changed and discuss information you considered in deciding to change your policies.

- Your disclosure on page 133 indicates that you refined your loan portfolio segmentation in your North America consumer lending business and made changes to reflect developments in industry best practice disclosure. We also note your disclosure on page 131 that you expect lower volumes of new loan modifications due in part to more stringent qualifying payment requirements for loan modifications. Given the multiple policy factors that drove the change in impaired loans, please revise your disclosure to discuss the magnitude that each change had on your impaired loan disclosures.

- Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please tell us and revise HSBC Finance's filings prepared in accordance with US GAAP accordingly.

Market Risk, page 163

9. Your disclosure indicates that you determine VAR for your non-trading portfolios. We also note that you aggregate trading and non-trading VAR for the purposes of disclosure at the group level on page 164 and that you present trading VAR related to various portfolios on page 165. Please revise your disclosures in future filings to separately present VAR for your trading and non-trading portfolios and separately discuss material trends in the results for each. Refer to Item 305(a)(1) and (3) of Regulation S-K.

Present value of in-force long-term insurance business, page 181

10. We note your disclosure that during 2011 the calculation of the PVIF asset was refined to allow greater comparability and consistency across the Group's insurance operations, and that this was achieved by incorporating explicit margins and allowances for certain risks and uncertainties, where implicit adjustments to the risk discount rate have been made in the past. Please respond to the following:

- Clarify whether this change was made for each of your insurance subsidiaries so that now all of the policies are aligned, or whether some of your insurance subsidiaries were already using this approach.

- Your disclosure indicates that the consistency was achieved by incorporating "explicit margins and allowances". Please clarify whether this means you are using the same assumptions for these non-economic risks for each of your insurance businesses, and if so, how you concluded this was appropriate.

- Tell us why the differential between the 2011 UK risk-free rate and the UK risk-discount rate is so low, particularly when compared to 2010, and the differentials for Hong Kong and France.

- Please explain in further detail how the adjustments are being made to the cash flows, and specifically how the discount rate is being adjusted for each of the risks. Please consider providing a representative example illustrating how the adjustment was performed.

Financial Statements and Other Information

Notes on the Financial Statements, page 291

2 - Summary of Significant Accounting Policies, page 294

(a) Interest income and expense, page 294

11. We note your disclosure on page 156b that once an impaired loan has been written down, you continue to accrue interest income and on page 295 that you accrue interest income on impaired loans using the contractual rate that was used for measuring impairment, which appears consistent with the guidance in AG 93 of IAS 39. Please revise your disclosures in future filings to address the following:

- Clarify whether under your policy you would ever discontinue the accrual of interest income on loans. If you do not ever discontinue the accrual of interest income on loans, please disclose how you evaluate accrued interest income for collectability.

- Please clarify whether your policy relates to loans that have been partially charged-off to the allowance for loan losses, or whether this relates solely to loans for which you have written down through the use of a valuation allowance but have not yet charged-off.

(f) Loans and Advances to customers, page 296

12. Your disclosure indicates that you reclassify loans as held for sale when their carrying amount is to be recovered principally though sale, they are available for sale in their present condition and their sale is highly probable. These criteria appear to be consistent with the criteria in IFRS 5 to be classified as held-for-sale, but paragraph 5 of IFRS 5 indicates that the measurement provisions within IFRS 5 do not apply to financial assets within the scope of IAS 39. Therefore, please tell us how you concluded your policy is consistent with IFRS and how you concluded it was not appropriate to reclassify the loans and receivables which you intend to sell immediately or in the near term to held-for-trading.

<u>Collectively assessed loans and advances, page 298</u>

13. Please revise your future filings to disclose the factors considered when estimating the period between a loss occurring and its identification. If this varies materially by loan type or geographic region, please provide a discussion for each major loan type or geographic region. Please also discuss any changes in this timeframe during the periods reported and discuss the economic or other factors that would directionally increase or decrease the time period. Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please revise HSBC Finance's filings prepared in accordance with US GAAP accordingly.

<u>Homogeneous groups of loans and advances, page 298</u>

14. We note your disclosure indicates that in normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio, though sometimes it provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, when for example, there have been changes in economic, regulatory or behavioural conditions which result in the most recent trends being not fully reflected in the statistical models. Please tell us whether you consider the 2011 period to constitute a "normal circumstance" or whether there are certain portfolios where you still had to adjust your allowances derived solely from historical loss experience. If so, please tell us those portfolios and tell us the circumstances driving the need to adjust the historical loss rates. To the extent that the portfolios that have required adjustments to the historical loss rates have changed over the past three years, please tell us how and which ones.

<u>Renegotiated loans, page 300</u>

15. We note your disclosures that some renegotiated loans are derecognized under certain circumstances. Please revise your future filings to address the following:

- Describe the specific factors considered when determining that a new agreement is made on substantially different terms, or when determining that the new instrument is a substantially different instrument.

- Clarify the types of loans that qualify for this accounting treatment (i.e. mortgages, commercial loans, etc.).

- Clarify whether these loans remain impaired loans or whether these loans are included within the general collective pools for the purposes of measuring credit losses and discuss how you concluded the policy was appropriate.

- Revise your disclosures on page 132 to provide a quantitative roll-forward of renegotiated loans for each period presented so that a reader may understand the various drivers of changes in the balances of those loans.

- Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please revise HSBC Finance's filings prepared in accordance with US GAAP accordingly.

16. Your disclosure states that loans subject to collective impairment assessment whose terms have been renegotiated are segregated from other parts of the loan portfolio for the purpose of collective impairment assessment, to reflect their risk profile. You also state that loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired. Please respond to the following:

- Tell us whether there is any difference in the way you collectively assess the renegotiated loans for impairment from the way the you collectively assess the non-renegotiated loans for impairment, as described on pages 298-299. If so, please tell us how.

- Please tell us whether you have more granular loan pools for purposes of measuring the impairment loss for your collectively assessed renegotiated loan pool and how the pools were determined.

- Given the length of time you have been offering loan renegotiations, please tell us whether you are using historical loss data as your primary mechanism for collectively assessing these renegotiated loans for impairment. As part of your response, please tell us how your methodology captures the risk due to multiple renegotiations.

10 – Tax, page 330

US, page 333

17. We note your disclosure that management projections of profits from US operations currently indicate that the existing carry forward losses and tax credits will be fully recovered by 2014 and that the current level of the deferred tax asset in respect of loan impairment is projected to reduce over the 10 year period in line with the reduction of the consumer lending portfolio. Your disclosure also goes on to state that as a result of the recent history of losses in HSBC's US operations, management's analysis of the recognition of the deferred tax assets significantly discounts expected profits from US operations and relies to a greater extent on capital support form HSBC Holdings, including tax planning strategies implemented in relation to such support. You go on to state that the principal strategy is the retention of capital in the US in excess of normal

regulatory requirements. Please explain in further detail how the retention of excess capital in the US generates taxable profit in which the deferred tax assets can be realized. As part of your response, please describe in more detail the different tax planning strategies and give an indication of the amount of deferred tax assets that each strategy is expected to help realize.

24 - Goodwill and intangible assets, page 371

18. We note your disclosure of the key assumptions for the cash-generating units on page 373, and in particular the assumptions for your Global Banking and Markets-Europe CGU where the discount rate was reduced by 1.8% and the nominal growth rate was increased by 1.4% as compared to the prior year. We also note your disclosure on page 374 that a key assumption change to increase the discount rate by 140 basis points or to decrease the nominal growth rate by 160 basis points would result in the Global Banking and Markets- Europe headroom being reduced to nil. Given all of the events and risks in the Eurozone, as outlined on page 12a, as well as your disclosure on page 114 regarding your forecast for the Eurozone, please tell us how you concluded that it was appropriate to assume that your cash flows are going to grow faster initially and into perpetuity, while the risk of these cash flows are going to be less.

44 - Legal proceedings and regulatory matters, page 401

19. We note your disclosure related to the Household International securities litigation, including the fact that plaintiffs have submitted a report showing aggregate claims of $2.23 billion, and the fact that the plaintiffs are expected to ask the Court to assess pre-judgment interest. We also note your disclosure that despite the jury verdict and the November 2010 ruling, you believe you have meritorious grounds for appeal for one or more of the rulings in the case, and that you intend to appeal the Court's final judgment. Please respond to the following:

● Please tell us whether you have recorded a provision related to this case. In this regard, we note that the total provision recorded related to legal proceedings and regulatory matters is only $1.5 billion as of December 31, 2011, and this matter alone is $2.23 billion, prior to the consideration of any pre-judgment interest.

● To the extent that you have not recorded any provision related to this litigation, please provide further analysis as to how you concluded this was appropriate based on the guidance in paragraphs 36-41 of IAS 37. To the extent that some provision has been recorded related to this case, please provide further insight into how you determined the best estimate of the amount required to settle the obligation.

- Your disclosure indicates that the jury trial was decided partly in favor of the plaintiffs. Please tell us which portions of the trial were found in favor of plaintiffs versus the defendants, and whether one or more of these rulings serves as your grounds for appeal. As part of your response, please clarify whether the appeals process would be a jury or judge trial.

- To the extent that you are required to deposit cash in escrow or post an appeal bond in the amount of the judgment, please tell us how you would account for this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant